[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2007	nquint@luselaw.com

April 28, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.:	Michael Clampitt, Esq.

	Re:	Meridian Bancorp, Inc. (Registration No. 333-194454)
Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Meridian Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated April 4, 2012, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

General

1.	As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

Blanks that do not contain pricing-related information have been completed, as far as practicable, as requested.

2.	To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

The proxy statement/prospectus has been revised in accordance with the staff’s comments on the prospectus, as requested.

Securities and Exchange Commission

April 28, 2014

3.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

The comment is noted.

Summary

Emphasizing growth in commercial lending, page 3

4.	Please balance the discussion by disclosing the added risks of commercial lending. Add a cross-reference to the risk factor appearing on page 18.

Page 3 has been revised, as requested.

Risk Factors

The building of market share through de novo branching..., page 22

5.	To the extent possible, please disclose the estimated cost of your planned expansion through de novo branching. Please also disclose how many branches you anticipate opening in 2014 and 2015.

Page 22 has been revised, as requested. Please note that East Boston Savings Bank does not currently anticipate establishing new branches in 2014, so information has been provided for 2015 and 2016.

How We Intend to Use the Proceeds from the Offering, page 35

6.	If specifics are known about the new products and services to be offered, please expand the disclosures on these in the uses of proceeds.

No further specifics are known at this time about the new products and services to be offered.

Financial Statements

7.	Please revise to include the management report on internal control over financial reporting for Meridian Interstate Bancorp, Inc. for the period ending December 31, 2013.

Management’s report on internal control over financial reporting has been added as page F-2, as requested.

Securities and Exchange Commission

April 28, 2014

Notes to Consolidated Financial Statements

Note 9 Income Taxes, page F-30

8.	Please disclose the nature and amounts of your deferred tax assets and liabilities. Please revise to provide all of the disclosures required by ASC 740-10-50.

Page F-32 has been revised, as requested.

Exhibits

9.	We note that you have identified certain exhibits that you intend to file at a later date. Please file these exhibits as soon as possible to facilitate our review of the registration statement. They are subject to the staff’s review and we will need time to conduct that review.

All remaining exhibits have been filed, as requested

*    *    *    *    *

We trust the foregoing is responsive to the staff’s comments. We request that the staff advise the undersigned at (202) 274-2007 or Lawrence Spaccasi of this office at (202) 274-2037 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures

cc:	Richard Gavegnano, Chairman, President and
Chief Executive Officer
Lawrence Spaccasi, Esq.